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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                         (Amendment  No.            )(1)


                         Langley Investment Advisory Group, Inc.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)


                          Common  Stock,  par  value  $0.001
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                   282246 10 7
--------------------------------------------------------------------------------
                                 (CUSIP  Number)


                             Richard H. Langley, Jr.
                             1875 Century Park East
                             Suite 150
                             Century City, CA 90067
                             (310) 788-8608
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                               April 27, 2000
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

                         (Continued  on  following  pages)
                              (Page  1  of 4 Pages)

CUSIP  No.  282246 10 7               13D                   Page  2 of 4 Pages

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

  Langley Investment Advisory Group, Inc.
_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE  OF  FUNDS*


SC
________________________________________________________________________________
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


Florida
________________________________________________________________________________
7    SOLE  VOTING  POWER

1,455,000
_____________________________________________________________
8    SHARED  VOTING  POWER

-0-
_________________________________________________________________
9    SOLE  DISPOSITIVE  POWER

1,455,000
________________________________________________________________
10   SHARED  DISPOSITIVE  POWER

-0-
________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON


1,455,000
________________________________________________________________________________
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)


8.1%
________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON*


CO
________________________________________________________________________________
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.   282246 10 7               13D                   Page  3 of 4 Pages


________________________________________________________________________________
Item  1.  Security  and  Issuer.


Common Stock, par value $0.001, of eFinancial Depot.com, Inc., a Delaware corporation, 1005 750 W. Pender Street, Vancouver, British Columbia, Canada
V6C 2T8

________________________________________________________________________________
Item  2.  Identity  and  Background.

     (a)  Name:
             Reporting Person:   Langley Investment Advisory Group, Inc., a
                                 Florida corporation

             Sole Director
             and Officer:        Richard H. Langley, Jr.

     (b)  Business  Address:     1875 Century Park East, Suite 150
                                 Century City, CA 90067


     (c)  Principal  Occupation:

             Reporting Person:            Investments

             Officer and Director:        Investments

     (d) During the last five years, neither the Reporting Person nor any of the other persons identified in this Item 2 has been convicted in a criminal proceeding.

     (e) During the last 5 years, neither the Reporting Person nor any of the other persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:

             Reporting Person:       Florida

             Officer and Director:   United States

CUSIP  No.   282246 10 7               13D                   Page 4 of 4 Pages


_______________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

The Reporting Person obtained beneficial ownership of the shares of eFinancial Depot.com, Inc. reflected herein upon the release from escrow on April 27, 2000 of shares issued to the Reporting Person in connection with settlement agreements with three different investors who had initially agreed to purchase shares from previous shareholders at the time of the acquisition of Talk Stock with Me, Inc. by the Issuer.
________________________________________________________________________________
Item  4.  Purpose  of  Transaction.


Investment
________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.


Of the 18,010,000 shares of eFinancial Depot.com, Inc. common stock issued and outstanding, the Reporting Person has sole dispositive and shared voting power over 1,455,000 shares, or 8.1% of the total shares.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     In connection with the acquisition of Talk Stock with Me, Inc., Gold Crown Holdings, Inc. entered into a Consulting Agreement with the Reporting Person pursuant to which (i) Gold Crown agreed to pay the Reporting Person a consulting fee of $25,000 per month for five years from September 1999; and (ii) Gold Crown agreed to reimburse the Reporting Person costs and expenses incurred in connection with the acquisition of Talk Stock with Me, Inc. and acquisition of FDPO shares amounting to approximately $785,000.

________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.

None

________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    April 27, 2000
                                        ----------------------------------------
                                                         (Date)


                                                     /s/ Richard H. Langley, Jr.
                                        ----------------------------------------
                                                       (Signature)


                                        President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).